Filed Pursuant to Rule 424(b)(3)

Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.

SUPPLEMENT NO. 17 DATED FEBRUARY 25, 2013

TO THE PROSPECTUS DATED APRIL 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 13, 2012, as supplemented by supplement no. 1 dated April 13, 2012. This supplement no. 17 supersedes and replaces supplements no. 2 through 16 to the prospectus. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

—	the status of the offering;

—	the expected announcement and implementation of an updated primary offering selling price;

—	information with respect to our real estate investments, including yield on real estate investments and outstanding debt obligations;

—	selected financial data;

—	funds from operations for the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2011 and 2010;

—	distributions declared and paid;

—	distributions declared for October 2012 through March 2013;

—	fees earned by and expenses reimbursable to our advisor and the dealer manager;

—	information regarding our share redemption program;

—	information regarding our indebtedness;

—	the adoption of an amended and restated dividend reinvestment plan;

—	updated risk factors related to an investment in us;

—	the appointment of an officer by our board of directors;

—	the adoption of restrictions on the consideration payable to our advisor or its affiliates in connection with an internalization transaction;

—	an amendment to and renewal of our advisory agreement;

—	an update regarding an affiliated program;

—	quantitative and qualitative disclosures about market risk as of and for the nine months ended September 30, 2012;

—	information regarding experts; and

—	information incorporated by reference.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on March 12, 2010. As of January 31, 2013, we had sold 13,754,913 shares of common stock in this offering for gross offering proceeds of $136.5 million, including 302,784 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $2.9 million. As of January 31, 2013, there are 266,245,087 shares of common stock available for sale in this offering including 79,697,216 shares under the dividend reinvestment plan.

On May 31, 2012, we filed a registration statement on Form S-11 with the SEC, which was amended on October 16, 2012, to register a follow-on public offering. Pursuant to the registration statement, we propose to register up to $2,000,000,000 of shares of common stock in a primary offering. We also expect to register up to $760,000,000 of shares pursuant to our dividend reinvestment plan. We currently expect to commence the follow-on offering during the first quarter of 2013.

Expected Announcement and Implementation of an Updated Primary Offering Selling Price

Updated Share Price

We currently expect to announce and implement an updated primary offering selling price for new purchases of common stock in this offering on February 27, 2013.

Dividend Reinvestment Plan

At such time as we announce an updated primary offering selling price, participants in the dividend reinvestment plan will acquire shares of common stock under the plan at a price equal to 95% of the updated primary offering selling price. The first purchase date after the announcement of the updated primary offering selling price is expected to be on or around March 2, 2013. Also, as provided under the dividend reinvestment plan, and in addition to the standard termination procedures, a dividend reinvestment plan participant shall have no less than two business days after the date we publicly announce a new primary offering selling price in a filing with the SEC to notify us in writing of its termination of participation in the plan. For further information regarding amendments we have adopted to our dividend reinvestment plan, see “Adoption of an Amended Dividend Reinvestment Plan” below.

Real Estate Investment Summary

As of September 30, 2012, we owned five apartment complexes, containing 1,451 units and encompassing 1,416,848 rentable square feet, which were 95% occupied. The following table provides summary information regarding these properties:

		Date	Number	Purchase Price (1)	Monthly	Average Monthly Rent
Property	Location	Acquired	of Units	(in thousands)	Rent (2)	per Leased Unit (3)	Occupancy
Legacy at Valley Ranch	Irving, TX	10/26/2010	504	$36,713	$446,066	$917.83	96%
Poplar Creek	Schaumburg, IL	02/09/2012	196	27,772	217,920	1,165.35	95%
The Residence at Waterstone	Pikesville, MD	04/06/2012	255	66,718	447,610	1,819.55	96%
Legacy Crescent Park	Greer, SC	05/03/2012	240	21,255	180,405	791.25	95%
Legacy at Martin’s Point	Lombard, IL	05/31/2012	256	36,106	261,284	1,131.10	90%

			1,451	$188,564	$1,553,285	1,127.20	95%

(1) Purchase price includes acquisition fees and closing costs.

(2) Monthly rent is based on the aggregate contractual rent from leases in effect as of September 30, 2012, adjusted to reflect any contractual tenant concessions.

(3) Monthly rent per leased unit is calculated as the aggregate contractual rent from leases in effect as of September 30, 2012, adjusted to reflect any contractual tenant concessions, divided by the number of leased units.

Real Estate Investments Subsequent to September 30, 2012

Acquisition of Wesley Village

On November 6, 2012, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Wesley LLC (the “Wesley Village Owner”), purchased an apartment complex containing 301 apartment units located on approximately 11.0 acres of land in Charlotte, North Carolina (“Wesley Village”). In addition, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Wesley Land LLC, acquired from the seller a 3.8-acre parcel of undeveloped land adjacent to Wesley Village (the “Adjacent Land”). The seller is not affiliated with us or our advisors. The purchase price of Wesley Village was $43.8 million plus closing costs and the Adjacent Land was $2.0 million plus closing costs. We funded these acquisitions with proceeds from the Wesley Village Mortgage Loan (defined below) in the amount of $29.6 million and proceeds from this offering.

Wesley Village is located in Charlotte, North Carolina adjacent to the Central Business District (CBD) and consists of 301 apartment units, encompassing 308,377 rentable square feet. Wesley Village was constructed in 2009. At acquisition, Wesley Village was 93% occupied. As of January 15, 2013, the aggregate monthly base rent, which represents the contractual rent adjusted to reflect any contractual tenant concessions (including free rent) was $0.3 million and the average monthly base rent per unit, calculated as the monthly base rent divided by the number of occupied units, is approximately $1,133.

We do not intend to make significant renovations or improvements to Wesley Village in the near term. We believe this investment is adequately insured.

On November 6, 2012, the Wesley Village Owner entered into a property management agreement (the “Wesley Village Property Management Agreement”) with GREP Southeast, LLC (“GREP Southeast”), which is not affiliated with us or our sponsors, pursuant to which GREP Southeast will provide property management services with respect to Wesley Village. Concurrently with the execution of the Wesley Village Property Management Agreement, the Wesley Village Owner also entered into a Property Management - Account Services Agreement (the “Wesley Village Services Agreement”) with Legacy Partners Residential L.P. (“LPR”), an affiliate of our sub-advisor, pursuant to which LPR will provide certain account maintenance and bookkeeping services related to Wesley Village. Under the Wesley Village Services Agreement, the Wesley Village Owner will pay LPR a monthly fee in an amount equal to 1% of Wesley Village’s Gross Monthly Collections (as defined in the Wesley Village Property Management Agreement). Unless otherwise provided for in an Approved Operating Budget (as defined in the Wesley Village Property Management Agreement), LPR will be responsible for all expenses that it incurs in rendering services pursuant to the Wesley Village Services Agreement. The Wesley Village Services Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 30 days’ prior written notice of its desire to terminate the Wesley Village Services Agreement. Notwithstanding the foregoing, the Wesley Village Owner may terminate the Wesley Village Services Agreement at any time without cause upon 30 days’ prior written notice to LPR. The Wesley Village Owner may also terminate the Wesley Village Services Agreement with cause immediately upon notice to LPR and the expiration of any applicable cure period. LPR may terminate the Wesley Village Services Agreement at any time without cause upon 90 days’ prior written notice to the Wesley Village Owner.

Acquisition of Watertower Apartments

On January 15, 2013, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Watertower LLC (the “Watertower Owner”), purchased an apartment complex containing 228 apartment units located on approximately 5.59 acres of land in Eden Prairie, Minnesota (“Watertower Apartments”). The seller is not affiliated with us or our advisors. The purchase price of Watertower Apartments was $38.4 million plus closing costs. We funded the acquisition of Watertower Apartments with proceeds from the Watertower Mortgage Loan (defined below) in the amount of $25.0 million and proceeds from this offering.

Watertower Apartments is located in Eden Prairie, Minnesota and consists of 228 apartment units, encompassing 218,710 rentable square feet. Additionally, Watertower Apartments contains two retail spaces encompassing 10,065 rentable square feet, which are both currently leased. Watertower Apartments was constructed in 2004. At acquisition, Watertower Apartments was 94% occupied. As of January 15, 2013, the aggregate monthly base rent, which represents the contractual rent adjusted to reflect any contractual tenant concessions (including free rent) was $0.3 million and the average monthly base rent per unit, calculated as the monthly base rent divided by the number of occupied units, is approximately $1,286.

We do not intend to make significant renovations or improvements to Watertower Apartments in the near term. We believe this investment is adequately insured.

Investment Yield

The weighted-average year-one yield of real estate properties we acquired during the 12 months ended January 15, 2013, consisting of Poplar Creek, The Residence at Waterstone, Legacy Crescent Park, Legacy at Martin’s Point, Wesley Village and Watertower Apartments, is approximately 5.9%. The year-one yield of a property is equal to the estimated first year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first year net operating income on our real estate investments is the total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived primarily from the terms of in-place leases at the time we acquire each property, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of each property, contracts in place or under negotiation and our plans for operation of each property for a one-year period of time after acquisition of such property. Estimated first year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. Estimated operating income for these properties is not necessarily indicative of future operating results.

Outstanding Debt Obligations

As of September 30, 2012, our borrowings and other liabilities were approximately 65% of the cost (before depreciation or other noncash reserves) of our tangible assets. The following table details our outstanding notes payable as of September 30, 2012 (dollars in thousands):

	Outstanding Principal Balance	Contractual Interest Rate (1)	Payment Type	Maturity Date	% of Indebtedness

Legacy at Valley Ranch Mortgage Loan	$32,500	3.9%	Principal & Interest (2)	04/01/2019	23%

Poplar Creek Mortgage Loan	20,400	4.0%	Principal & Interest (2)	03/01/2019	15%

The Residence at Waterstone Mortgage Loan	47,905	3.8%	Principal & Interest (2)	05/01/2019	35%

Legacy Crescent Park Mortgage Loan	14,560	3.5%	Principal & Interest (3)	06/01/2019	10%

Legacy at Martin’s Point Mortgage Loan	23,000	3.3%	Principal & Interest (2)	06/01/2019	17%

Total Notes Payable, net	$138,365				100%

(1)	Contractual interest rate represents the interest rate in effect under the loan as of September 30, 2012.

(2) Monthly payments are interest-only during the first two years of the loan. Beginning with the third year of the loan, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.

(3) Monthly payments are interest-only during the first year of the loan. Beginning with the second year of the loan, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.

Debt Financings Subsequent to September 30, 2012

Wesley Village Mortgage Loan

On November 6, 2012, in connection with the acquisition of Wesley Village, the Wesley Village Owner entered into a five-year multifamily note with Berkeley Point Capital LLC for borrowings of $29.6 million secured by Wesley Village (“Wesley Village Mortgage Loan”). The Wesley Village Mortgage Loan matures on December 1, 2017 and bears interest at a fixed rate of 2.57%. Monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity. The Wesley Village Owner has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium. The loan is fully assumable by a subsequent purchaser of Wesley Village.

KBS Legacy Partners Properties LLC (“KBSLPP”), our indirect wholly owned subsidiary, is providing a limited guaranty of the Wesley Village Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Wesley Village Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Wesley Village Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Wesley Village Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Wesley Village Owner under the Wesley Village Mortgage Loan.

Watertower Mortgage Loan

On January 15, 2013, in connection with the acquisition of Watertower Apartments, the Watertower Owner entered into a mortgage agreement for borrowings of $25.0 million evidenced by two promissory notes (collectively, the “Watertower Mortgage Loan”): (i) a $16.7 million promissory note to Fireman’s Fund Insurance Company and (ii) an $8.3 million promissory note to Allianz Global Risks US Insurance Company. The Watertower Mortgage Loan matures on February 10, 2018 and bears interest at a fixed rate of 2.46%. Monthly payments are initially interest-only. Beginning on March 10, 2015, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan term, with the remaining principal balance and all accrued and unpaid interest due at maturity. The Watertower Owner has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium. The loan is fully assumable by a subsequent purchaser of Watertower Apartments

KBSLPP is providing a limited guaranty of the Watertower Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Watertower Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Watertower Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Watertower Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Watertower Owner under the Watertower Mortgage Loan.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2012, both incorporated by reference into this prospectus (in thousands, except share and per share amounts):

	September 30, 2012	December 31, 2011	December 31, 2010
Balance sheet data
Total real estate, net	$177,760	$34,592	$35,887
Total assets	215,036	60,521	40,376
Total liabilities	142,513	25,990	39,336
Redeemable common stock	1,550	350	-
Total stockholders’ equity	70,973	34,181	1,040

	For the Nine Months Ended		For the Years Ended
	September 30, 2012	September 30, 2011	December 31, 2011	December 31, 2010

Operating data
Total revenues	$10,658	$3,987	$5,372	$928
Net loss	(8,402)	(1,884)	(2,093)	(2,054)
Net loss per common share - basic and diluted	(1.08)	(1.65)	(1.21)	(50.02)

Other data
Cash flows used in operating activities	$(171)	$(622)	$(1,845)	$(540)
Cash flows used in investing activities	(149,143)	(515)	(595)	(12,965)
Cash flows provided by financing activities	159,155	5,565	22,387	16,431

Distributions declared	$3,792	$556	$1,127	$10
Distributions declared per common share (1)	0.486	0.486	0.650	0.028

Weighted-average number of common shares outstanding, basic and diluted	7,795,118	1,144,656	1,734,410	41,063

Reconciliation of funds from operations (2)
Net loss	$(8,402)	$(1,884)	$(2,093)	$(2,054)
Depreciation of real estate assets	2,460	640	858	207
Amortization of lease-related costs	3,515	1,031	1,032	552

FFO	$(2,427)	$(213)	$(203)	$(1,295)

(1) Distributions declared per common share assumes each share was issued and outstanding each day from December 16, 2010 through February 28, 2012 and March 1, 2012 through September 30, 2012. Distributions for the period from December 16, 2010 through February 28, 2012 and March 1, 2012 through September 30, 2012 are based on daily record dates and calculated at a rate of $0.00178082 per share per day.

(2) We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an apartment REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts’ (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Investors should use caution when using non-GAAP performance measures, such as FFO, to make investment decisions. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Funds from Operations for the Nine Months Ended September 30, 2012 and 2011 and the Years Ended December 31, 2011 and 2010

We believe that FFO is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current NAREIT definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2011 and 2010 (in thousands):

	For the Nine Months Ended		For the Years Ended
	September 30, 2012	September 30, 2011	December 31, 2011	December 31, 2010
Net loss	$(8,402)	$(1,884)	$(2,093)	$(2,054)
Depreciation of real estate assets	2,460	640	858	207
Amortization of lease-related costs	3,515	1,031	1,032	552

FFO	$(2,427)	$(213)	$(203)	$(1,295)

Set forth below is additional information related to certain items included in net loss above, which may be helpful in assessing our operating results. Please see the accompanying consolidated statements of cash flows for details of our operating, investing, and financing cash activities.

Significant Items Included in Net Loss:

—	Acquisition fees and expenses related to the purchase of real estate of approximately $2.9 million for the nine months ended September 30, 2012 and $0.6 million for the year ended December 31, 2010;

—

Interest expense from the amortization of deferred financing costs related to notes payable of approximately $0.3 million and $0.1 million for the nine months ended September 30, 2012 and 2011, respectively, and approximately $149,000 and $61,000 for the years ended December 31, 2011 and 2010, respectively; and

—

Interest expense from the amortization of the premium on notes payable of $(0.4) million and $(56,000) for the nine months ended September 30, 2012 and 2011, respectively, and $(75,000) and $(19,000) for the years ended December 31, 2011 and 2010, respectively.

FFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as tenant improvements, building improvements and deferred leasing costs. For the nine months ended September 30, 2012, our negative FFO was due to limited operations as we owned only five real estate investments. We expect FFO to improve as we continue to grow.

Information with Respect to Distributions Declared and Paid

Until we have fully invested the proceeds of our primary offering, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flows from operating activities or FFO, in which case distributions may be paid in whole or in part from debt financing and/or proceeds from the issuance of common stock. Distributions declared, distributions paid and cash flows from (used in) operating activities were as follows for the year ended December 31, 2011 and nine months ended September 30, 2012 (in thousands, except per share amounts):

			Distributions Paid (3)				Source of Distributions Paid
Period	Distributions Declared (1)	Distribution Declared Per Share (1) (2)	Cash	Reinvested	Total	Cash Flows From (Used in) Operating Activities	Amount Paid from Cash Flows From Operating Activities/Percentage of Distributions Paid		Amount Paid from Borrowings/ Percentage of Distributions Paid
First Quarter 2011	$79	$0.160	$33	$20	$53	$(302)	$-	/0%	$53	/100%
Second Quarter 2011	177	0.162	97	48	145	156	-	/0%	145	/100%
Third Quarter 2011	300	0.164	159	90	249	(476)	-	/0%	249	/100%
Fourth Quarter 2011	571	0.164	264	192	456	(1,223)	-	/0%	456	/100%
First Quarter 2012	907	0.160	449	340	789	(1,899)	-	/0%	789	/100%
Second Quarter 2012	1,287	0.162	671	507	1,178	1,059	1,059	/90%	119	/10%
Third Quarter 2012	1,598	0.164	878	628	1,506	669	669	/44%	837	/56%

(1) Distributions for the period from January 1, 2011 through February 28, 2012 and March 1, 2012 through September 30, 2012 are based on daily record dates and are calculated at a rate of $0.00178082 per share per day.

(2)	Assumes shares were issued and outstanding each day during the periods presented.

(3) Distributions are paid on a monthly basis. We have historically paid distributions for all record dates of a given month are paid approximately 15 days following month end. However, commencing with distributions for November 2012 record dates (which are payable in December 2012), distributions will be paid on or about the first business day of the following month.

For the year ended December 31, 2011, we paid aggregate distributions of $0.9 million, including $0.5 million of distributions paid in cash and $0.4 million of distributions reinvested through our dividend reinvestment plan. Negative FFO for the year ended December 31, 2011 was $203,000 and cash flow used in operations was $(1.8) million. We funded our total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with prior year debt financing.

For the nine months ended September 30, 2012, we paid aggregate distributions of $3.5 million, including $2.0 million of distributions paid in cash and $1.5 million of distributions reinvested through our dividend reinvestment plan. Negative FFO for the nine months ended September 30, 2012 was $2.4 million and cash flow used in operations was $0.2 million. We funded our total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with $1.7 million of cash flows from operations and $1.8 million of debt financing. For the purposes of determining the source of our distributions paid, we assume first that we use cash flows from operations from the relevant periods to fund distribution payments. All non-operating expenses (including general and administrative expenses), debt service and other obligations are assumed to be paid from gross offering proceeds as permitted by our offering documents and loan agreement. See the reconciliation of FFO to net loss above.

From inception through September 30, 2012, we paid aggregate distributions of $4.4 million, including net cash distributions and dividends reinvested by stockholders, and our cumulative net loss for the same period was $12.6 million. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets). However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Risk Factors” in the prospectus. Those factors include: the future operating performance of our investments in the existing real estate and financial environment; our ability to identify investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; changes in interest rates on our variable rate debt obligations; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.

Distributions Declared for October 2012 through March 2013

On August 8, 2012, our board of directors declared distributions based on daily record dates for the period from October 1, 2012 through October 31, 2012, which we paid in November 2012. On September 28, 2012, our board of directors declared distributions based on daily record dates for the period from November 1, 2012 through November 30, 2012, which we paid in December 2012. On November 6, 2012, our board of directors declared distributions based on daily record dates for the period from December 1, 2012 through December 31, 2012, which we expect to pay in January 2013, and distributions based on daily record dates for the period from January 1, 2013 through January 31, 2013, which we expect to pay in February 2013. On January 17, 2013, our board of directors declared distributions based on daily record dates for the period from February 1, 2013 through February 28, 2013, which we expect to pay in March 2013, and distributions based on daily record dates for the period from March 1, 2013 through March 31, 2013, which we expect to pay in April 2013. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share. Until we have fully invested the proceeds of our primary offering, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flow from operating activities or FFO, in which case distributions may be paid in whole or in part from debt financing and/or proceeds from the issuance of common stock.

Fees Earned by and Expenses Reimbursable to Our Advisor and the Dealer Manager

Summarized below are the fees earned by and expenses reimbursable to our advisor and the dealer manager for the nine months ended September 30, 2012 and 2011 and for the year ended December 31, 2011, and any related amounts payable as of September 30, 2012 and December 31, 2011 (in thousands):

	Incurred			Payable as of
	Nine Months Ended	Nine Months Ended	Year Ended
	September 30, 2012	September 30, 2011	December 31, 2011	September 30, 2012	December 31, 2011
	(unaudited)	(unaudited)		(unaudited)
Form of Compensation
Selling commissions	$3,496	$1,317	$2,609	$-	$-
Dealer manager fees	1,720	635	1,287	-	-
Reimbursable other offering costs	3,260	1,245	2,583	-	36
Acquisition fees on real properties	1,507	-	-	-	-
Asset management fees	978	270	362	-	-
Reimbursable operating expenses (1)	59	42	60	7	-
Related party interest expense	10	386	401	-	-
Property management fees	64	-	-	-	-
Origination fees on unsecured note payable due to affiliate	-	-	-	-	-
Disposition fee	-	-	-	-	-
Subordinated participation in net cash flows	-	-	-	-	-
Subordinated incentive listing fee	-	-	-	-	-

	$11,094	$3,895	$7,302	$7	$36

(1) In addition, our advisor may seek reimbursement for employee costs under the Advisory Agreement. We have reimbursed our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. These amounts totaled $59,000, $42,000 and $60,000 for the nine months ended September 30, 2012 and 2011 and the year ended December 31, 2011, respectively, and were the only employee costs reimbursable under the Advisory Agreement through September 30, 2012. We will not reimburse for employee costs in connection with services for which KBS Capital Advisors earns acquisition or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to our executive officers.

Information Regarding Our Share Redemption Program

On January 17, 2013, our board of directors approved a second amended and restated share redemption program (the “Amended Share Redemption Program”). The Amended Share Redemption Program will be effective for redemptions under the program on or after February 17, 2013. Under the Amended Share Redemption Program, we will redeem shares as a percentage of the price paid to acquire common shares from us for ordinary redemptions. Ordinary redemptions are all redemptions other than those sought in connection with a stockholder’s death, Qualifying Disability (as defined in the Amended Share Redemption Program) or Determination of Incompetence (as defined in the Amended Share Redemption Program).

Pursuant to the Amended Share Redemption Program, we will redeem shares under the program as follows:

—	92.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;

—	95.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;

—	97.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and

—	100% of the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.

Notwithstanding the above, once we establish an estimated value per share of the common stock for a purpose other than to set the price to acquire a share in one of the public offerings after the completion of our offering stage, the redemption price per share for all stockholders would be equal to the estimated value per share, as determined by our advisor and/or an independent valuation firm.

There were no other changes to the Amended Share Redemption Program. Our board of directors may amend, suspend or terminate the program upon 30 days’ notice. We may provide notice by including such information (a) in a supplement or our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to our stockholders.

Our Amended Share Redemption Program contains numerous restrictions on your ability to redeem your shares. Among other restrictions, during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year. This restriction may significantly limit your ability to have your shares redeemed pursuant to our share redemption program. During the year ended December 31, 2010, we did not issue any shares under the dividend reinvestment plan, and accordingly, had no funds available for redemption under our share redemption program in 2011. During the year ended December 31, 2011, we did not receive any requests to have shares redeemed pursuant to the share redemption program. During the nine months ended September 30, 2012, we redeemed $0.3 million of common stock, which represented all redemption requests received in good order and eligible for redemption through the September 30, 2012 redemption date. The average price paid per share during the nine months ended September 30, 2012 was $9.92. Based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2011 and redemptions through September 30, 2012, we may redeem up to $0.1 million of shares for the remainder of 2012.

Indebtedness

As of September 30, 2012, we had $138.4 million of mortgage debt outstanding. Our mortgage debt consisted of a $32.5 million fixed rate mortgage loan maturing in April 2019 secured by Legacy at Valley Ranch, a $20.4 million fixed rate mortgage loan maturing in March 2019 secured by Poplar Creek, a $47.9 million fixed rate mortgage loan maturing in May 2019 secured by The Residence at Waterstone, a $14.6 million of fixed rate mortgage loan maturing in June 2019 secured by Legacy Crescent Park and a $23.0 million of fixed rate mortgage loan maturing in June 2019 secured by Legacy at Martin’s Point. As of September 30, 2012, our total liabilities were approximately 65% of the cost (before depreciation or other noncash reserves) of our tangible assets.

On November 6, 2012, in connection with the acquisition of Wesley Village, we entered into a five-year multifamily note with Berkeley Point Capital LLC for borrowings of $29.6 million secured by Wesley Village. In addition, on January 15, 2013, in connection with the acquisition of Watertower Apartments, we entered into a five-year mortgage agreement for borrowings of $16.7 million from Fireman’s Fund Insurance Company and $8.3 million from Allianz Global Risks US Insurance Company secured by Watertower Apartments. See “Real Estate Investment Summary – Debt Financings Subsequent to September 30, 2012” above.

Adoption of an Amended and Restated Dividend Reinvestment Plan

On January 17, 2013, our board of directors approved a second amended and restated dividend reinvestment plan (the “Amended Dividend Reinvestment Plan”). The Amended Dividend Reinvestment Plan will be effective for purchases under the plan on or after January 28, 2013. Pursuant to the Amended Dividend Reinvestment Plan, the purchase price of shares of our common stock issued under the Amended Dividend Reinvestment Plan will be equal to 95% of the price to acquire a share of common stock in our public offering. The current price per share of our common stock is $10.00 and shares of our common stock issued under the Amended Dividend Reinvestment Plan will be issued for $9.50 per share until we announce an updated primary offering selling price. We currently expect to announce and implement an updated primary offering selling price for new purchases of common stock in this offering on February 27, 2013.

Also, pursuant to the Amended Dividend Reinvestment Plan, once we establish an estimated value per share for the purpose other than to set the price to acquire shares of common stock in one of our public offerings, the purchase price of shares of our common stock issued under the Amended Dividend Reinvestment Plan will be equal to 95% of the estimated value per share of our common stock. We currently expect to establish an estimated value per share of common stock for a purpose other than to set the price to acquire a share in one of our public offerings after completion of our offering stage. Our offering stage will be complete when we are no longer publicly offering equity securities - whether through this offering or follow-on public offerings - and have not done so for up to 18 months.

If we publicly announce in a filing with the SEC a new estimated value per share, a stockholder who participates in the Amended Dividend Reinvestment Plan (the “Participant”) shall have no less than two business days after the date of such announcement to notify us in writing of the Participant’s termination, which will be effective for the next date shares are purchased under the Amended Dividend Reinvestment Plan.

There were no other changes to the Amended Dividend Reinvestment Plan.

Risk Factors

Before purchasing our common stock, you should carefully consider the following risks as well as those described in the prospectus.

Based on sales volume to date, we do not believe that we are likely to raise the maximum offering amount in this offering. If we raise substantially less than the maximum offering amount, we will not be able to invest in as diverse a portfolio of properties as we otherwise would, which may cause the value of your investment to vary more widely with the performance of specific assets, and cause our general and administrative expenses to constitute a greater percentage of our revenue. Raising fewer proceeds in our offering, therefore, could increase the risk that you will lose money in your investment.

This offering is being made on a “best efforts” basis, whereby the brokers participating in the offering have no firm commitment or obligation to purchase any of the shares. To date, the proceeds we have raised in the offering are lower than our sponsor and dealer manager originally expected. As a result, we do not believe that it is likely that we will raise the maximum offering amount.

We are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. If the dealer manager is unable to significantly increase the amount of proceeds raised in this offering, we will make fewer investments than originally intended resulting in less diversification in terms of the number of investments owned and the geographic regions in which our investments are located. In that case, adverse developments with respect to a single property, or a geographic region, would have a greater adverse impact on our operations than they otherwise would. In addition, our inability to raise substantial funds would increase our fixed operating expenses as a percentage of our revenue, reducing our net income and limiting our ability to pay distributions to you.

We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Our organizational documents permit us to pay distributions from any source, including offering proceeds or borrowings (both of which may constitute a return of capital). We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations, in which case distributions may be paid in whole or in part from debt financing. We may also fund such distributions from the sale of assets. To the extent that we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investment in real estate properties and other real estate-related investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. In addition, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flows from operations.

        For the year ended December 31, 2011, we paid aggregate distributions of $0.9 million, including $0.5 million of distributions paid in cash and $0.4 million of distributions reinvested through our dividend reinvestment plan. We funded 100% of total distributions paid for the year ended December 31, 2011, which includes cash distributions and dividends reinvested by stockholders, with debt financing. For the nine months ended September 30, 2012, we paid aggregate distributions of $3.47 million, including $2.0 million of distributions paid in cash and $1.47 million of distributions reinvested through our dividend reinvestment plan. Negative FFO for the nine months ended September 30, 2012 was $2.4 million and cash flow used in operations was $0.2 million. We funded our total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with $1.73 million of cash flows from operations (50%) and $1.74 million of debt financing (50%). For the nine months ended September 30, 2012, funds from operations represented 0% of total distributions paid. See “Funds from Operations for the Nine Months Ended September 30, 2012 and 2011 and the Years Ended December 31, 2011 and 2010” and “Information with Respect to Distributions Declared and Paid” above.

Appointment of Officer

On August 13, 2012, our board of directors appointed W. Dean Henry to serve as our Chief Executive Officer. Mr. Henry succeeds C. Preston Butcher as Chief Executive Officer. Mr. Butcher will no longer serve as our executive officer, but he will continue to serve as the Chairman of our board of directors.

This change in our management structure corresponds with concurrent management changes at Legacy Partners Residential, Inc. (“LPRI”), an affiliated entity of our Legacy sponsors. Effective August 13, 2012, Mr. Henry succeeded Mr. Butcher as Chief Executive Officer of LPRI. Mr. Butcher remains the Chairman of the board of directors of LPRI. On the same date, Guy K. Hays, who serves as our Executive Vice President, succeeded Mr. Henry as President of LPRI and Robert A. Calleja succeeded Mr. Hays as Chief Financial Officer of LPRI.

Prior to his appointment as our Chief Executive Officer, Mr. Henry had served as our Executive Vice President since its inception in August 2009. Before being appointed as Chief Executive Officer of LPRI, Mr. Henry had served as LPRI’s President since 1998. Mr. Henry joined Lincoln Property Company in 1973 and was promoted to Senior Vice President in charge of all residential operations of the Western Region in 1995, and then became the President and Chief Operating Officer of LPRI in 1998 and continuing as President only since 2001. Indirectly through a trust, Mr. Henry owns and controls 30% of Legacy Partners Residential Realty LLC.

LPRI controls the management and operations of all of its affiliated Legacy residential related entities (LPRI and Legacy Partners Residential Realty LLC, together with all such affiliated Legacy residential related entities are collectively referred to as “Legacy Residential”). As Chief Executive Officer of LPRI, Mr. Henry oversees the management and operations of the Legacy Residential entities, including setting out company strategy and monitoring performance. As a member of Legacy Residential’s Investment Acquisition and Management Committee, he reviews and approves the acquisition, financing, and disposition of multifamily real estate investments. Mr. Henry routinely reviews significant asset and property management issues and the status and progress of properties under development. He is also responsible for investor relationships.

Mr. Henry has been involved exclusively in multifamily real estate acquisitions, development, financing, management, and dispositions for nearly 40 years. Over the course of his career, he has overseen the acquisition/development, financing, and management of over 34,000 residential units exceeding $3.9 billion in cost.

Since 2002, Mr. Henry has been a key figure in Legacy Residential’s sponsorship of the $269 million Legacy Partners Affordable Housing Fund, advising and investing for the State of California Public Employees’ Retirement System. He has also been a key figure in Legacy Residential’s affiliated entities’ real estate investment, management, and disposition activities as a sub-advisor to institutional clients and high net worth individuals. Mr. Henry has been involved in entities, as a sub-advisor, that raised and invested nearly $1 billion since 1995 from large institutional clients such as the AFL-CIO Building Investment Trust, AIG Global Real Estate Investment Corp., BlackRock Realty Advisors, Inc., Capmark Investments, LP, a subsidiary of Capmark Financial Group Inc. (formerly known as GMAC Commercial Holding Corp.), Donaldson Lufkin & Jenrette, Inc. (now Credit Suisse (USA), Inc.), Equity Residential, and Goldman Sachs.

Mr. Henry serves on the Executive Committee of the National Multi-Housing Council. He is a member of the Policy Advisory Board of the Center for Real Estate at the University of California at Berkeley, and is an active member of the Urban Land Institute. Mr. Henry is past Chairman of the San Francisco YMCA and a former Board Member of Mercy Housing, a not-for-profit affordable housing organization which has participated in the development, preservation and/or financing of more than 36,900 affordable homes in the United States. In 2012, Mr. Henry was appointed chairman of the National Association of Home Builders Multifamily Leadership Board. Mr. Henry received a Bachelor’s degree in Political Science from University of Puget Sound.

Internalization Fee Restriction

On November 5, 2012, upon the recommendation of our advisor, KBS Capital Advisors, our board of directors and conflicts committee determined that, in the event our board of directors determines that it is in our best interest to obtain the personnel needed to become self-managed by entering into a business combination with affiliates of our sponsors (an “Internalization Transaction”), then we will not enter into such an Internalization Transaction unless the advisor or one of its affiliates agrees to proceed with the Internalization Transaction without the payment of any internalization fee or other consideration by us, whether in the form of a cash payment or in the form of stock, warrants or options.

Amendment to and Renewal of the Advisory Agreement

On January 8, 2013, we entered into an amendment to the advisory agreement with our advisor, KBS Capital Advisors. The amendment defers our obligation to pay asset management fees, without interest, accruing from February 1, 2013 through July 31, 2013. Our advisor further agrees that we will only be obligated to pay them such deferred amounts if and to the extent that our funds from operations, as such term is defined by the National Association of Real Estate Investment Trusts and interpreted by us, as adjusted for the effects of straight-line rents and acquisition costs and expenses (“AFFO”) for the immediately preceding month exceeds the amount of distributions declared for record dates of such prior month (an “AFFO Surplus”). The amount of any AFFO Surplus in a given month shall be applied first to pay our advisor asset management fees currently due with respect to such month (including any that would otherwise have been deferred for that month in accordance with this amendment), and then to pay asset management fees previously deferred by our advisor in accordance with this amendment that remain unpaid. Notwithstanding the above, any and all deferred asset management fees that are unpaid shall be immediately due and payable at such time as our stockholders have received distributions in an aggregate amount equal to the sum of (i) our stockholders’ 8% return and (ii) our stockholders’ invested capital.

On January 25, 2013, we renewed our advisory agreement with our advisor. The renewed advisory agreement is effective through January 25, 2014; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days’ written notice. The terms of the renewed advisory agreement are consistent to those of the advisory agreement that was previously in effect (including the terms of the January 8, 2013 amendment described above).

Update Regarding an Affiliated Program

The following discussion supplements and should be read in conjunction with the discussion contained in prospectus supplement no. 1 dated April 13, 2012 under the heading “Prior Performance Summary – Prior Investment Programs – KBS Sponsors – KBS REIT I.”

The KBS REIT I prospectus disclosed that KBS REIT I may seek to publicly list its shares of common stock if its independent directors believe a public listing would be in the best interests of its stockholders. If KBS REIT I did not list its shares of common stock on a national securities exchange by November 2012, its charter required that KBS REIT I either (i) seek stockholder approval of the liquidation of the company or (ii) if a majority of its conflicts committee determined that liquidation was not then in the best interests of the stockholders, postpone the decision of whether to liquidate the company.

Pursuant to the charter requirement, on November 7, 2012, KBS REIT I’s conflicts committee assessed KBS REIT I’s portfolio of investments and related debt financings, including the assets and liabilities transferred to KBS REIT I under the Settlement Agreement in satisfaction of certain debt obligations owed to KBS REIT I by the GKK Borrower. The KBS REIT I conflicts committee also considered the prepayment penalties associated with certain debt obligations assumed by KBS REIT I under the Settlement Agreement. Taking into consideration KBS REIT I’s portfolio and current market conditions, the KBS REIT I conflicts committee unanimously determined that liquidation is not now in the bests interests of its stockholders. KBS REIT I’s charter requires that the conflicts committee revisit the issue of liquidation at least annually. Given the factors noted above, the KBS REIT I conflicts committee believes it is likely it may reach the same conclusion next year.

Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS REIT I sought and failed to obtain stockholder approval of its liquidation, the KBS REIT I charter would not require KBS REIT I to list or liquidate and would not require the conflicts committee to revisit the issue of liquidation, and KBS REIT I could continue to operate as before. If KBS REIT I sought and obtained stockholder approval of its liquidation, KBS REIT I would begin an orderly sale of its properties and other assets. The precise timing of such sales would take account of the prevailing real estate and financial markets, the economic conditions in the submarkets where its properties are located and the federal income tax consequences to the stockholders. In making the decision to apply for listing of its shares, KBS REIT I’s directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the acquisition, expansion and refinancing of our real estate investment portfolio and operations. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We have managed and will continue to manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

We intend to borrow funds at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. At September 30, 2012, the fair value estimate of our fixed rate debt was $141.7 million and the carrying value of our fixed rate debt was $138.4 million. The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated at September 30, 2012. As we expect to hold our fixed rate instrument to maturity and the amounts due under such instrument would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on variable rate debt would change our future earnings and cash flows, but, generally, not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. At September 30, 2012, we did not have any variable rate debt outstanding.

The weighted-average interest rate of our fixed rate debt at September 30, 2012 was 3.7%. The weighted-average interest rate represents the actual interest rate in effect at September 30, 2012.

Experts

The consolidated financial statements and financial statement schedule of KBS Legacy Partners Apartment REIT, Inc. appearing in its Annual Report on Form 10-K for the year ended December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The (i) statement of revenues over certain operating expenses of Wesley Village for the year ended December 31, 2011, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on December 18, 2012, (ii) the statement of revenues over certain operating expenses of Legacy at Martin’s Point for the year ended December 31, 2011, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on June 27, 2012, (iii) the statement of revenues over certain operating expenses of Legacy Crescent Park for the year ended December 31, 2011, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on May 29, 2012, (iv) the statement of revenues over certain operating expenses of The Residence at Waterstone for the year ended December 31, 2011, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on May 10, 2012, (v) the statement of revenues over certain operating expenses of Poplar Creek for the year ended December 31, 2010, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on April 12, 2012, and (vi), the statement of revenues over certain operating expenses of Legacy at Valley Ranch for the year ended December 31, 2009 incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on December 23, 2010 all have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such statements of revenues over certain operating expenses are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Incorporation of Certain Information by Reference

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the website maintained for us, other KBS-sponsored programs and our advisor and its affiliates at www.kbsreits.com (URL for documents: https://www.kbs-cmg.com/~/Apartment_REIT/Apartment_info.htm). There is additional information about us and our affiliates at our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-161449), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

—	Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2012 filed with the SEC on November 8, 2012;

—	Quarterly Report on Form 10-Q for the three and six months ended June 30, 2012 filed with the SEC on August 10, 2012;

—	Quarterly Report on Form 10-Q for the three months ended March 31, 2012 filed with the SEC on May 11, 2012;

—	Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 13, 2012;

—	Definitive proxy statement on Schedule 14A filed with the SEC on April 13, 2012;

—	The description of our common stock contained in our Registration Statement on Form 8-A12G (Reg. No. 000-54673), filed with the SEC on April 27, 2012;

—	Current Report on Form 8-K filed with the SEC on January 25, 2013;

—	Current Report on Form 8-K filed with the SEC on January 18, 2013;

—	Current Report on Form 8-K filed with the SEC on January 16, 2013;

—	Current Report on Form 8-K filed with the SEC on January 9, 2013;

—	Current Report on Form 8-K/A filed with the SEC on December 18, 2012;

—	Current Report on Form 8-K filed with the SEC on December 17, 2012;

—	Current Report on Form 8-K filed with the SEC on November 8, 2012;

—	Current Report on Form 8-K filed with the SEC on October 22, 2012;

—	Current Report on Form 8-K filed with the SEC on August 16, 2012;

—	Current Report on Form 8-K filed with the SEC on July 12, 2012;

—	Current Report on Form 8-K/A filed with the SEC on June 27, 2012;

—	Current Report on Form 8-K filed with the SEC on June 4, 2012;

—	Current Report on Form 8-K/A filed with the SEC on May 29, 2012;

—	Current Report on Form 8-K/A filed with the SEC on May 10, 2012;

—	Current Report on Form 8-K filed with the SEC on May 7, 2012;

—	Current Report on Form 8-K filed with the SEC on April 13, 2012;

—	Current Report on Form 8-K/A filed with the SEC on April 12, 2012;

—	Current Report on Form 8-K filed with the SEC on April 10, 2012;

—	Current Report on Form 8-K filed with the SEC on March 8, 2012;

—	Current Report on Form 8-K filed with the SEC on February 17, 2012;

—	Current Report on Form 8-K filed with the SEC on February 9, 2012;

—	Current Report on Form 8-K filed with the SEC on January 25, 2012;

—	Current Report on Form 8-K filed with the SEC on January 4, 2012; and

—	Current Report on Form 8-K/A filed with the SEC on December 23, 2010.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

KBS Capital Markets Group LLC

660 Newport Center Drive, Suite 1200

Newport Beach, California 92660

Telephone: (866) KBS-4CMG or (866) 527-4264

Fax: (949) 717-6201

www.kbs-cmg.com

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

SUPPLEMENTAL INFORMATION – The prospectus of KBS Legacy Partners Apartment REIT, Inc. consists of this sticker, the prospectus dated April 13, 2012, supplement no. 1 dated April 13, 2012, supplement no. 17 dated February 6, 2013 and any supplements filed subsequent thereto.

Supplement no. 1 includes:

—	prior performance information through December 31, 2011.

Supplement no. 17 includes:

—	the status of the offering;

—	the expected announcement and implementation of an updated primary offering selling price;

—	information with respect to our real estate investments, including yield on real estate investments and outstanding debt obligations;

—	selected financial data;

—	funds from operations for the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2011 and 2010;

—	distributions declared and paid;

—	distributions declared for October 2012 through March 2013;

—	fees earned by and expenses reimbursable to our advisor and the dealer manager;

—	information regarding our share redemption program;

—	information regarding our indebtedness;

—	the adoption of an amended and restated dividend reinvestment plan;

—	updated risk factors related to an investment in us;

—	the appointment of an officer by our board of directors;

—	the adoption of restrictions on the consideration payable to our advisor or its affiliates in connection with an internalization transaction;

—	an amendment to and renewal of our advisory agreement;

—	an update regarding an affiliated program;

—	quantitative and qualitative disclosures about market risk as of and for the nine months ended September 30, 2012;

—	information regarding experts; and

—	information incorporated by reference.